Associated Estates Realty Corporation
Calculation of Ratio of Combined Fixed Charges and Preferred Stock Dividends to Earnings

	For the nine months ended September 30, 2004	For the years ended December 31, 2003	2002	2001	2000	1999
Pretax (loss) income from continuing operations before minority interest expense and equity in net (loss) income of joint ventures	$ (3,929)	$ (10,464)	$ (6,882)	$ 5,981	$ 5,713	$ 19,120
Fixed charges (see below)	31,342	42,281	43,703	46,700	48,057	48,448
Amortization of capitalized interest	409	570	379	340	305	207
Distributed income of equity investees	418	13	139	246	608	391
Capitalized interest	-	(29)	(869)	(1,182)	(1,041)	(2,955)
Earnings as adjusted	$ 28,240	$ 32,371	$ 36,470	$ 52,084	$ 53,642	$ 65,210
Fixed Charges:						
Interest expense and amortization of deferred costs	$ 30,197	$ 40,759	$ 41,312	$ 43,288	$ 44,735	$ 43,566
Capitalized interest	-	29	869	1,182	1,041	2,955
Interest expense included in rent/operating leases (33%)	96	112	139	197	110	77
Proportionate share of joint venture fixed charges	1,049	1,381	1,383	2,033	2,171	1,850
Total fixed charges	31,342	42,281	43,703	46,700	48,057	48,448
Preferred stock dividends	4,113	5,484	5,485	5,483	5,483	5,484
Combined fixed charges and preferred stock dividends	$ 35,455	$ 47,765	$ 49,188	$ 52,183	$ 53,540	$ 53,932
Ratio of combined fixed charges and preferred stock dividends to earnings	0.80	0.68	0.74	1.00	1.00	1.21

During the nine months ended September 30, 2004, and the twelve months ended December 31, 2003 and 2002, the total dollar amount of the deficiency in the ratio of earnings to combined fixed charges and preferred dividends was $7.2 million, $15.4 million and $12.7 million, respectively.